SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated August 1st, 2018, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated August 1st, 2018 the company informed that it has acquired for its subsidiary “La Maltería S.A.”, which is directly or indirectly controlled by the company in a 100%, a property of 147,895 sqm of surface and approximately 40,000 sqm of built surface known as “Maltería Hudson”, located in the intersection between Route 2 and Buenos Aires - La Plata highway, main connection route to the south of Greater Buenos Aires and the Atlantic Coast, in the City of Hudson, province of Buenos Aires.

The price of the operation was set at the amount of USD 7,000,000, which have been fully paid.

Moreover, there are two adjoining properties to “La Maltería” of approximately 49,000 sqm and 57,000 sqm respectively, with the sign of the deed pending for a total amount of USD 720,825, of which 10% has already been paid and the balance will be paid at the time of signing the deed.

It should be mentioned that the company has signed an option with a non-related third party to sell between 15% to 30% of the shares of “La Maltería S.A.” at the acquisition price plus a certain interest for a 6-month period.

The purpose of this acquisition is the future development of a mixed-use project, with a total constructive capacity of approximately 177.000 sqm, given that the property has location and scale characteristics for a real estate development with great potential.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: August 1st, 2018